 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Nuwellis, Inc. f/k/a CHF Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

67113Y108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67113Y108

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		65,994 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

65,994 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,994 shares of Common Stock issuable upon exercise of Warrants (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than one percent*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker. The percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock held by the Reporting Person after reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

2

CUSIP No. 67113Y108

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		65,994 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

65,994 shares of Common Stock issuable upon exercise of Warrants (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,994 shares of Common Stock issuable upon exercise of Warrants (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than one percent*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock held by the Reporting Person after reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

3

CUSIP No. 67113Y108

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		161,549 shares of Common Stock 3,333 shares issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

161,549 shares of Common Stock 3,333 shares issuable upon exercise of Warrants (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

161,549 shares of Common Stock 3,333 shares issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock held by the Reporting Person after reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

4

CUSIP No. 67113Y108

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		161,549 shares of Common Stock 3,333 shares issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

161,549 shares of Common Stock 3,333 shares issuable upon exercise of Warrants (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

161,549 shares of Common Stock 3,333 shares issuable upon exercise of Warrants (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock held by the Reporting Person after reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

5

CUSIP No. 67113Y108

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		161,549 shares of Common Stock 3,333 shares issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

161,549 shares of Common Stock 3,333 shares issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

161,549 shares of Common Stock 3,333 shares issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock held by the Reporting Person after reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

6

CUSIP No. 67113Y108

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		161,549 shares of Common Stock 3,333 shares issuable upon exercise of Warrants (See Item 4)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

161,549 shares of Common Stock 3,333 shares issuable upon exercise of Warrants (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

161,549 shares of Common Stock 3,333 shares issuable upon exercise of Warrants (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock held by the Reporting Person after reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

7

CUSIP No. 67113Y108

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000 shares of Common Stock
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		161,549 shares of Common Stock* 69,327 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

100,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER

161,549 shares of Common Stock* 69,327 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,549 shares of Common Stock* 69,327 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.2%*
12	TYPE OF REPORTING PERSON

IN

* Consists of 65,994 shares of Common Stock issuable upon exercise of Warrants owned by Bigger Capital, 161,549 shares of Common Stock owned by District 2 CF, 3,333 shares of Common Stock issuable upon exercise of Warrants owned by District 2 CF and 100,000 shares held through an IRA of Mr. Bigger. As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) does not give effect to such blockers. In addition, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

8

CUSIP No. 67113Y108

Item 1(a).	Name of Issuer:

Nuwellis, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12988 Valley View Road
Eden, Prairie, MN 55344

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)
2250 Red Springs Drive
Las Vegas, NV 89135
Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)
2250 Red Springs Drive
Las Vegas, NV 89135
Citizenship: Delaware

Michael Bigger
2250 Red Springs Drive
Las Vegas, NV 89135
Citizenship: USA

District 2 Capital Fund LP (“District 2 CF”)
175 W Carver Street
Huntington, NY 11743
Citizenship: Delaware

District 2 Capital LP (“District 2”)
175 W Carver Street
Huntington, NY 11743
Citizenship: Delaware

District 2 GP LLC (“District 2 GP”)
175 W Carver Street
Huntington, NY 11743
Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)
175 W Carver Street
Huntington, NY 11743
Citizenship: Delaware

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

9

CUSIP No. 67113Y108

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Common Stock”).

Item 2(e).	CUSIP Number:

67113Y108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

As of December 31, 2021, Bigger Capital beneficially owned 65,994 shares of Common Stock issuable upon the exercise of Warrants at varying exercise prices (the “Warrants”).

10

CUSIP No. 67113Y108

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own 65,994 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Bigger Capital.

As of December 31, 2021, District 2 CF beneficially owned 161,549 shares of Common Stock and 3,333 shares issuable upon the exercise of Warrants.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 161,549 shares of Common Stock and 3,333 shares issuable upon exercise of the Warrants beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 161,549 shares of Common Stock and 3,333 shares issuable upon exercise of the Warrants beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 161,549 shares of Common Stock and 3,333 shares issuable upon exercise of the Warrants beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own (i) 65,994 shares of Common Stock issuable upon exercise of Warrants owned by Bigger Capital, (ii) 161,549 shares of Common Stock, and (iii) 3,333 shares of Common Stock issuable upon exercise of Warrants owned by District 2 CF. In addition, Mr. Bigger through an IRA owns 100,000 shares of Common Stock.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 10,537,606 shares of Common Stock outstanding as of November 5, 2021, as reputed in the Company’s Form 10-Q for the period ended September 30, 2021 filed on November 10, 2021 with the Securities Exchange Commission. In addition, the foregoing reflects with respect to (i) Bigger Capital and Bigger GP, the exercise of Warrants to Purchase 65,994 shares (ii) District 2 CF, District 2, District 2 GP and District 2 Holdings, the exercise of Warrants to purchase 3,333 shares and (iii) with respect to Mr. Bigger, the exercise of the Warrants reflected in (i) and (ii).

As of the close of business on December 31, 2021, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own less than one percent of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP, and District 2 Holdings may be deemed to collectively beneficially own 1.6% of the outstanding shares of Common Stock, and (iii) Mr. Bigger may be deemed to own approximately 2.2% of the outstanding shares of Common Stock.

11

CUSIP No. 67113Y108

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons or affiliates of the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1. Previously Filed.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

12

CUSIP No. 67113Y108

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022

BIGGER CAPITAL FUND, LP		BIGGER CAPITAL FUND GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
DISTRICT 2 CAPITAL LP

DISTRICT 2 CAPITAL FUND LP		By:	/s/ Michael Bigger
Michael Bigger
By:	District 2 GP LLC, its general partner		Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	DISTRICT 2 HOLDINGS LLC
Managing Member
		By:	/s/ Michael Bigger
Michael Bigger
DISTRICT 2 GP LLC			Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	/s/ Michael Bigger
	Managing Member	Michael Bigger

13